Points Makes First Appearance on List of Canada's Best WorkplacesTM in Technology

Great Places to Work® recognizes Points for its outstanding workplace environment

TORONTO, September 12, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, announces it has made its first appearance on the 2018 list of Canada’s Best Workplaces™ in Technology by Great Place to Work®. This follows Points’ recent recognitions as one of Canada’s 50 Top Workplaces for Women and a Top Small & Medium Employer in Canada.

Points received this honour after a thorough and independent analysis conducted by Great Place to Work®. The list of Best Workplaces™ in Technology is based on direct feedback from employees of the hundreds of organizations that were surveyed by Great Place to Work®. The data has a 90% confidence and a plus or minus 5% margin of error. Analysis of the data to compile this list focused on the following considerations; organizations must be Great Place to Work Certified™ in the past year, have a minimum of 15 employees and work primarily in the Technology sector.

“We are delighted to have made the list of Best Workplaces™ in Technology this year, a list which honors organizations that foster exceptional work environments and cultures,” said Rob MacLean, CEO at Points. “Since Points opened its doors over 17 years ago, we have made it our mission to build a culture that attracts and retains great people to deliver great results for our partners and shareholders. We look forward to continuing this mission, while championing workplaces across Canada that are inclusive, diverse and collaborative.”

In addition to fostering a vibrant and people-centric workplace, Points offers competitive benefits like flexible work-hours, maternity and parental support, fitness and commuter reimbursement programs and career development opportunities. Points encourages strong relationships across departments through company-sponsored social events and lunches, and actively creates opportunities for employees to ask questions, provide feedback and communicate across all levels of the company.

A complete list of the 2018 finalists can be found on the Great Places to Work's website. For more information on the Great Places to Work, visit http://www.greatplacetowork.ca/.

About Points:
Points, publicly traded as Points International Ltd. (TSX:PTS)(Nasdaq:PCOM), provides loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of over 50 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Buy Gift and Transfer service retails loyalty points and miles directly to consumers; its Points Loyalty Wallet service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

About Great Place to Work®:
Great Place to Work ® is the global authority on high-trust, high-performance workplace cultures. Through proprietary assessment tools, advisory services, and certification programs, GPTW recognizes the world's Best Workplaces™ in a series of national lists including those published by The Globe & Mail (Canada) and Fortune magazine (USA). Great Place to Work® provides the benchmarks, framework, and expertise needed to create, sustain, and recognize outstanding workplace cultures. Visit us at www.greatplacetowork.ca or find us on Twitter at @GPTW_Canada.

CONTACT:

Points Media Relations
Catherine Lowe
catherine.lowe@points.com
+1 647 539 1310